November 15, 2024

Imoigele Aisiku
Co-Chief Executive Officer
VSee Health, Inc.
980 N Federal Hwy #304
Boca Raton, FL 33432

       Re: VSee Health, Inc.
           Registration Statement on Form S-1
           Filed November 12, 2024
           File No. 333-283115
Dear Imoigele Aisiku:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Thomas J. Poletti, Esq.